The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, MA 02114

February 21, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Soo Im-Tang, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Fund” or “Registrant”)

Dear Ms. Im-Tang:

We filed a response letter earlier today to respond to your comments provided on February 13, 2025, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 120 on Form N-1A. PEA No. 120 was filed with Securities Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2024 (the “Response Letter”).

Attached to this letter as Exhibit A are the completed fee table and expense examples for all Portfolios as requested by Comment 1 of the Response Letter.

Please contact me at (617) 662-3969 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes

Exhibit A - Fees and Expenses of the Portfolios

Disciplined U.S. Equity Portfolio (formerly, Quantitative U.S. Large Cap Core Equity Portfolio)

(Institutional Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Institutional
Shares
Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses	0.11%
Total Annual Portfolio Operating Expenses	0.66%

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Institutional Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$67	$211	$368	$822

Disciplined U.S. Growth Equity Portfolio (formerly, Quantitative U.S. Large Cap Growth Equity Portfolio)

(Institutional Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Institutional
Shares
Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses	0.11%
Total Annual Portfolio Operating Expenses	0.66%

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Institutional Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$67	$211	$368	$822

Long/Short Equity Portfolio (formerly, Quantitative U.S. Long/Short Equity Portfolio)

(Institutional Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Institutional
Shares
Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.20%
Other Expenses	0.32%
Short Sale Expenses	1.27%
Total Other Expenses	1.59%
Total Annual Portfolio Operating Expenses	2.79%
Fee Waivers and Expense Reimbursements[1]	0.47%
Net Expenses	2.32%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive a portion of its Management Fee so that the Management Fee is 0.85% of the Portfolio’s average daily net assets and to waive an additional portion of its Management Fee and/or reimburse the Portfolio to the extent that total annual operating expenses of the Portfolio’s Institutional Shares exceed 1.05% of the average daily net assets of the Portfolio’s Institutional Shares (excluding Acquired Fund fees and expenses, short sale dividends, prime broker interest, brokerage commissions, taxes, interest, and extraordinary expenses). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Institutional Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$235	$821	$1,433	$3,085

Disciplined U.S. Equity Portfolio (formerly, Quantitative U.S. Large Cap Core Equity Portfolio)

(Advisor Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Advisor Shares
Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	0.31%
Total Annual Portfolio Operating Expenses	0.86%

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Advisor Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$88	$274	$477	$1,061

Disciplined U.S. Growth Equity Portfolio (formerly, Quantitative U.S. Large Cap Growth Equity Portfolio)

(Advisor Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Advisor Shares
Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	0.31%
Total Annual Portfolio Operating Expenses	0.86%

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Advisor Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$88	$274	$477	$1,061

Disciplined U.S. Value Equity Portfolio (formerly, Quantitative U.S. Large Cap Value Equity Portfolio)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	3.08%
Total Annual Portfolio Operating Expenses	3.63%
Fee Waivers and Expense Reimbursements[1]	2.78%
Net Expenses	0.85%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Portfolio’s annual total operating expenses exceed 0.85% of the Portfolio’s average daily net assets (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$853	$1,641	$3,706

Disciplined U.S. Small Cap Equity Portfolio (formerly, Quantitative U.S. Small Cap Equity Portfolio)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	3.10%
Total Annual Portfolio Operating Expenses	3.65%
Fee Waivers and Expense Reimbursements[1]	2.80%
Net Expenses	0.85%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Portfolio’s annual total operating expenses exceed 0.85% of the Portfolio’s average daily net assets (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$857	$1,649	$3,723

Disciplined International Equity Portfolio (formerly, Quantitative International Equity Portfolio)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses
(includes 0.25% shareholder servicing fees payable to Glenmede Trust)	0.62%
Total Annual Portfolio Operating Expenses	1.37%
Fee Waivers and Expense Reimbursements[1]	0.37%
Net Expenses	1.00%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive its fees and/or reimburse expenses to the extent that the Portfolio’s annual total operating expenses exceed 1.00% of the Portfolio’s average daily net assets (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$397	$715	$1,614

Long/Short Equity Portfolio (formerly, Quantitative U.S. Long/Short Equity Portfolio)

(Advisor Shares)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Advisor Shares

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.20%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	0.52%
Short Sale Expenses	1.27%
Total Other Expenses	1.79%
Total Annual Portfolio Operating Expenses	2.99%
Fee Waivers and Expense Reimbursements[1]	0.47%
Net Expenses	2.52%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive a portion of its Management Fee so that the Management Fee is 0.85% of the Portfolio’s average daily net assets and to waive an additional portion of its Management Fee and/or reimburse the Portfolio to the extent that total annual operating expenses of the Portfolio’s Advisor Shares exceed 1.25% of the average daily net assets of the Portfolio’s Advisor Shares (excluding Acquired Fund fees and expenses, short sale dividends, prime broker interest, brokerage commissions, taxes, interest, and extraordinary expenses). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement at any time thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio’s Advisor Shares with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$255	$880	$1,531	$3,275

Total Market Plus Equity Portfolio (formerly, Quantitative U.S. Total Market Equity Portfolio)

Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. You may pay brokerage commissions and other fees to financial intermediaries which are not reflected in the table and example below.

Annual Portfolio Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.20%
Other Expenses
(includes 0.20% shareholder servicing fees payable to Glenmede Trust)	0.52%
Short Sale Expenses	0.79%
Total Other Expenses	1.31%
Total Annual Portfolio Operating Expenses	2.51%
Fee Waivers and Expense Reimbursements[1]	0.47%
Net Expenses	2.04%

[1]	Glenmede Investment Management LP (the “Advisor”) has contractually agreed to waive a portion of its Management Fee so that the Management Fee is 0.85% of the Portfolio’s average daily net assets and to waive an additional portion of its Management Fee and/or reimburse the Portfolio to the extent that total annual Portfolio operating expenses exceed 1.25% of the Portfolio’s average daily net assets (excluding Acquired Fund fees and expenses, short sale dividends, prime broker interest, brokerage commissions, taxes, interest, and extraordinary expenses). The Advisor has contractually agreed to these waivers and/or reimbursements until at least February 28, 2026 and may discontinue this arrangement anytime thereafter. This contractual fee waiver agreement may not be terminated before February 28, 2026 without the approval of The Glenmede Fund, Inc.’s (the “Fund”) Board of Directors (the “Board”).

Example

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same, taking into account the fee waiver in the first year of each period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$207	$737	$1,293	$2,811